PULSE BIOSCIENCES, INC.

3957 Point Eden Way

Hayward, California 94545

 July 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Frank Wyman Mary Mast

Re:	Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 31, 2022

File No. 001-37744

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Pulse Biosciences, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 30, 2022 (“Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”).

 For the convenience of the Staff, the comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Notes to Consolidated Financial Statements

9. Revenue

Performance Obligations, page 87

1. Refer to your response to comment 3. You state that the amount of the cost you incur for each treatment performed and each survey submitted by the physicians/clinics participating in the Controlled Launch program is uncertain because the physicians have a choice to either apply the full earned credits to the purchase of the Cell FX System or redeem them for a smaller amount in cash and return the Cell FX System. In addition, you state that you expect physicians to elect the more beneficial settlement alternative for the accumulated credits, i.e. apply them to the purchase of the system. Please address the following:

• As the Controlled Launch program appears to be partially related to getting additional data and partially related to selling your Cell FX System, tell us why initially recording the entire earned credits as marketing and selling expense is appropriate. In this regard, we note your expectation that the physicians will elect to apply the credits to the purchase of a system. Tell us your consideration of ASC 340-40-25 for costs incurred to obtain a contract.

RESPONSE:

We respectfully note that according to ASC 340-40-15-2, the scope of the guidance on accounting for incremental costs of obtaining a contract with a customer excludes any consideration payable to the customer, which is accounted for under ASC 606-10-32-25 through 32-27. Pursuant to ASC 606-10-32-25, consideration payable to the customer is accounted for as reduction in revenue, unless it is for a distinct good or service purchased from the customer. In that case, pursuant to ASC 606-10-32-26, to the extent the amount paid does not exceed the fair value of the purchased goods or services, consideration to the customer is accounted for in the same way the entity accounts for other purchases from suppliers.

Through the Controlled Launch, the Company is purchasing distinct services in the form of data (surveys and treatment information) from the participating physicians. In accordance with ASC 340-40-15-2 and ASC 606-10-32-26, we account for these purchases in the same way we account for other purchases of services or data for marketing purposes, i.e., by recognizing the associated expense in our statement of operations when the cost is incurred.

• Tell us the nature of the data accumulated in the Controlled Launch program, how it is used in your future marketing and promotional activities, if the data accumulated by the physicians is used to the same extent as data accumulated by third party providers and why associated costs do not meet the criteria in ASC 730-10-55-1 to be recorded as research and development expense.

RESPONSE:

The data collected as part of the Controlled Launch Program helps us tailor the future sales and marketing efforts and is shared with potential customers and clinics in the market. It is used solely as part of marketing and promotional activities, as this data describes the experiences and the practices of Controlled Launch participants, including detailed information on the treatments performed and their outcomes. It includes, but is not limited to, the following data:

1)	General information about practice;
2)	Types of lesions treated by practice;
3)	Types of treatments used to treat lesions;
4)	Types of lesion treatments covered by insurance providers;
5)	Level of satisfaction with the clinical outcome of lesion treatments;
6)	Types of lesions treated; and
7)	Examples of lesions treated with CellFX technology by other doctors and feedback from practitioners on the type of lesions they would treat with CellFX at their practice.

This information is received from a select group of physicians in the marketplace and is used to generate additional customers and to develop our marketing strategy, and thus by its nature represents a marketing activity. This is highlighted on page 5 of our Annual Report on Form 10-K for the year ended December 31, 2021 (“Form 10-K”) which says that we expect our Controlled Launch participants will influence the first wave of early adopters when it comes to their CellFX purchase decisions and integrating CellFX into a successful aesthetic dermatology practice. The Company respectfully notes that the costs incurred as part of the Controlled Launch program do not meet the criteria in ASC 730-10-55-1 to be recorded as research and development expense. The data collected is not intended to discover new knowledge and process alternatives, nor is it the intent of the Company to modify the formulation or design of the CellFX System as a direct result of the Controlled Launch Program. The Company respectfully notes that in our prior response we indicated that in February 2021, the Company received 510(k) clearance from the U.S. Federal and Drug Administration for its proprietary CellFX System for dermatologic procedures requiring ablation and resurfacing of the skin. Following receipt of 510(k) clearance, the Controlled Launch Program was initiated in Q1 2021.

• Tell us the primary purpose of entering into the contracts with the physicians/clinics under the Controlled Launch program. Describe and quantify the key terms governing your contracts with physicians/clinics under the Controlled Launch Program.

RESPONSE:

As noted above, our Form 10-K highlights that we expect our Controlled Launch participants will influence the first wave of early adopters when it comes to their CellFX purchase decisions and integrating CellFX into a successful aesthetic dermatology practice. To this end, our Form 10-K also states (on page 8) that the program has an objective to turn the participating clinics into high utilization commercial customers that will serve as important reference clinics for future commercial customers. The data we purchase from the participating physicians will serve as the medium through which such reference points will be provided. We consider these statements as encompassing the primary purpose of the Controlled Launch program, i.e., for the Company to receive data from the participating physicians which can then be used to tailor the future sales and marketing of the product.

The key terms of the Controlled Launch contracts with the participating physicians (or clinics) are as follows:

1)	Recruiting up to a specific number of patients for treatments – 40 treatments to be performed;
2)	Completing evaluation surveys, along with the related consents, helpful to the Company. This information is collected prior to and immediately after the treatments, as well as in follow up visits.
3)

Upon completion of the procedures and submission of each treatment information to the Company, the physician earns a credit, which is approximately 1/40th of the CellFX system value and can be used towards the future purchase of the CellFX System in their possession. As noted above, the data collected as part of the Controlled Launch Program is used to help us tailor the future sales and marketing efforts of the product and is shared with potential customers and clinics in the market. This data is not a part of clinical trials or other development efforts related to the approval of our products, as such trials and development had been successfully concluded prior to receiving 510(k) clearance.

• You state the consideration you pay to the physicians in the Controlled Launch program (in the form of credits on a per-patient basis) is equal to the standalone selling price of the Cell FX System, which is substantially less than the per-patient price of the data as paid in standalone transactions with third parties. Tell us why you are not recording the earned credits at the standalone selling prices for transactions with third parties.

RESPONSE:

We respectfully note that the reference transactions with third parties represent purchase transactions for the Company. The guidance in ASC 606-10-32-21 and 32-22 requires entities to record noncash consideration received at fair value, or by reference to the standalone selling prices of its own goods or services exchanged if the fair value cannot be reasonably estimated. The guidance in ASC 606-10-32-26 requires entities to recognize costs of distinct goods and services acquired from customers at, effectively, the lesser of the actual amounts paid or the fair value of those goods or services received from the customer (or at zero if the fair value of those goods and services cannot be reasonably estimated).

We use transactions with third parties as a data point to establish the fair value of the data services we purchase. We use the standalone selling prices of our CellFX Systems as another data point. We note that fair value pursuant to ASC Topic 820 is defined by reference to concepts such as the principal (or most advantageous) market in which the vendor may sell the relevant assets, the valuation premise of highest and best use, and the valuation techniques appropriate for measurement. The physicians who participate in the Controlled Launch Program would not be expected to pay more than what they would be required to pay to purchase the CellFX System outside of the Controlled Launch Program (i.e., list price, which is also is the standalone selling price of the CellFX System). As the physicians are willing to provide the data services in exchange for that value, the fair value of the services the Company received from the physician would not exceed the list price of the CellFX System. That is, the transaction price of the credits (i) is not greater than the standalone selling price of the CellFX System, and (ii) is lower than the fair value of the purchase data services.

Should you have any further questions or comments, please do not hesitate to contact me at Sandra.Gardiner@pulsebiosciences.com or (510) 906-4630, or alternatively, Ken Stratton, General Counsel, at Ken.Stratton@pulsebiosciences.com or (510) 905-1106.

Sincerely,
Sincerely,

/s/ Sandra A. Gardiner
Sandra Gardiner Chief Financial Officer

cc:  Ken Stratton, General Counsel

      Adam Finerman, BakerHostetler